UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


1.   (a)  NAME  OF  ISSUER:   Note Bankers of America, Inc.
     (b)  IRS  INDENT.  NO.:  84-0882076
     (c)  SEC  FILE  NO.:     0-12240
     (d)  ADDRESS OF ISSUER:
               STREET:        770  S.  Post  Oak  Lane,  Suite  690
               CITY:          Houston
               STATE:         Texas
               ZIP CODE:      77056

2.   (a)  NAME  OF  PERSON  FOR
          WHOSE  ACCOUNT  THE
          SECURITIES ARE TO BE SOLD:  E.  Donald  DeYoung
     (b)  SOCIAL SECURITY NO. OR
          IRS  IDENT.  NO.:           ###-##-####
     (c)  RELATIONSHIP TO ISSUER:     Officer,  director  and
                                      10%  stockholder
     (d)  ADDRESS:
               STREET:                5319 Del Monte Drive
               CITY:                  Houston
               STATE:                 Texas
               ZIP CODE:              77056-4209

3.   (a)  TITLE OF THE CLASS OF
          SECURITIES TO BE SOLD:      Common
     (b)  NAME AND ADDRESS OF
          EACH BROKER  THROUGH
          WHOM THE  SECURITIES
          ARE TO  BE  OFFERED  OR
          EACH MARKET  MAKER
          WHO IS  ACQUIRING
          THE SECURITIES:             Fidelity Brokerage Services, Inc.
                                      C/O National Financial Services Corp.
                                      P.O. Box 3750
                                      New York, NY 10008-3750
     (c)  NUMBER OF SHARES OR
          OTHER UNITS TO BE SOLD:     98,500
     (d)  AGGREGATE MARKET VALUE:     $295,500
     (e)  NUMBER OF SHARES OR
          OTHER UNITS
          OUTSTANDING:                22,430,000
     (f)  APPROXIMATE DATE OF
          SALE:                       ASAP
     (g)  NAME OF EACH SECURITIES
          EXCHANGE:                   None; NASD OTC electronic bulletin board

                            TABLE I - SECURITIES TO BE SOLD

                        Nature of     Name of Person    Amount of              Nature
Title of     Date      Acquisition       from Whom      Securities   Date of     of
the Class  Acquired    Transaction       Acquired        Acquired    Payment   Payment
--------------------------------------------------------------------------------------
Common      10/5/94  Share Exchange   Note Bankers of  9,392,000(1)  10/5/94  Services
                     from General     America, Inc.                           Rendered
                     Genetics                                                  (1) and
                     Corporation (1)                                          debt
                                                                              cancel
                                                                               (2)
--------------------------------------------------------------------------------------


NOTES:
     (1)Originally acquired Life Today, Inc. common stock 10/4/94 for services rendered. On August 15, 1996, received 20,000 shares of Private Mortgage Bankers, Inc. ("PMB")in share exchange for all Life Today common. On September 15, 1996, received 9,392,000 shares of General Genetics Corporation ("GGC") common in share exchange for all of PMB common. On September 24, 1996, pursuant to reorganization of GGC including change of name to Note Bankers of America, Inc., received 9,392,000 shares of NBA in exchange for GGC common. See Form 8-K/A dated November 4, 1996 filed on behalf of General Genetics Corporation.

     (2)Life Today, Inc. issued convertible promissory note to DeYoung to acquire tangible assets from DeYoung. NBA issued 125,000 shares of common in conversion of note.


              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

                             Title of
                            Securities  Date of     Amount of       Gross
Name and Address of Seller    Sold       Sale    Securities Sold  Proceeds
--------------------------  ----------  -------  ---------------  ---------
E. Donald DeYoung           Common      1-16-97            1,500  $   5,875
--------------------------  ----------  -------  ---------------  ---------


REMARKS:




                    ATTENTION:
                    The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


      May  2,  1997/S/  E.  Donald  DeYoung
_________________________________________________________________________
     DATE  OF  NOTICESIGNATURE


ATTENTION: Intentional misstatements  or  omission of facts constitute Federal
           Criminal  Violations  (See  18  U.S.C.  1001).